January 13, 2016 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010
Attention:	Amanda Ravitz, Assistant Director
Thomas Jones

Re.	HW Global, Inc. and HeartWare International, Inc.

Ladies and Gentlemen:

HW Global, Inc. (“HW Global”) filed Amendment No. 2 to its Form S-4 today, which includes a proxy statement relating to a meeting of stockholders of HeartWare International, Inc. (“HeartWare”). The initial Form S-4 was filed on October 16, 2015 and included a form of proxy card as Exhibit 99.3. HeartWare filed a white proxy card, has used a white proxy card for every one of its stockholder meetings and has intended to use its white proxy for the stockholder meeting for the last three months.

Recently, on January 7, 2016, third parties (collectively, “Opponents”) filed a proxy statement soliciting votes in opposition of the merger contemplated by the HeartWare proxy statement. This opposition proxy statement discloses that the Opponents also intend to use a white proxy card for the HeartWare stockholder meeting. HW Global and HeartWare both believe that the use of a proxy card by the Opponents that is the same color as HeartWare’s proxy card would be misleading and confusing to HeartWare’s stockholders.

HW Global is seeking effectiveness of the Form S-4 on January 19, 2016 and HeartWare intends to mail its proxy statement and proxy card immediately thereafter. Accordingly, to the extent that the Opponents intend to proceed with their proxy solicitation, HW Global and HeartWare respectfully request that the Opponents use a different color proxy card from HeartWare.

Please do not hesitate to call me at (213) 891-7421 if you have any questions.

Very truly yours,

/s/ Steven B. Stokdyk

Steven B. Stokdyk

LATHAM & WATKINS LLP

CC:	Lawrence J. Knopf, HeartWare International, Inc.